Exhibit 4.14

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of Idera Pharmaceuticals, Inc.’s (“Idera,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, Idera’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Idera’s Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.14 is a part.  The terms of these securities also may be affected by the Delaware General Corporation Law.

Unless otherwise indicated, any share and per share amounts included in the description of our securities, reflect, as applicable, the occurrence of a 1-for-8 reverse split of our common stock that occurred on June 29, 2006 and a 1-for-8 reverse split of our common stock that occurred on July 27, 2018.

Description of Common Stock

Voting

Each outstanding share of common stock, par value $0.001 per share, is entitled to one vote per share on all matters submitted to a vote of our stockholders, except as set forth in the Certificate of Incorporation. Holders of common stock do not have cumulative voting rights.

Dividends; Liquidation and Dissolution

Subject to the preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of Idera as may be declared by our Board of Directors (the “Board”) from time to time out of the legally available assets or funds of Idera. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of common stock are entitled to receive ratably all assets of Idera available for distribution to its stockholders after payment of any amounts due to creditors and any amounts due to the holders of our preferred stock.

Other Rights and Restrictions

Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The Certificate of Incorporation and Bylaws do not restrict the ability of holders of common stock to transfer their shares of common stock. Our Board may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation and other rights that may adversely affect the rights of the holder of our common stock.

Put Right

Pursuant to the terms of that certain Unit Purchase Agreement, dated May 5, 1998 (the “UPA”) we issued and sold a total of 149,960 shares of common stock (the “Put Shares”) at a price of $128.00 per share. Under the UPA, the initial purchasers of the Put Shares (the “Put Holders”) have the right to require us to repurchase the put shares (the “Put Right”). In order for the Put Right to be exercised by any Put

Holder all of the following must occur: (1) we liquidate, dissolve or wind up our affairs pursuant to applicable bankruptcy law, whether voluntarily or involuntarily; (2) all of our indebtedness and obligations, including without limitation the indebtedness under our outstanding notes, has been paid in full; and (3) all rights of the holders of any series or class of capital stick raking prior and senior to the common stock with respect to liquidation have been satisfied in full. We may terminate the Put Right upon written notice to the Put Holders if the closing sales price of our common stock exceeds $256.00 per share for the 20 consecutive trading days prior to the date of notice of termination. Because the Put Right is not transferable, in the event that a Put Holder has transferred Put Shares since May 5, 1998, the Put Right with respect to those Put Shares has terminated. As a consequence of the Put Right, in the event we are liquidated, holders of shares of common stock that do not have a Put Right with respect to such shares may receive smaller distributions per share upon our liquidation than if there was no Put Right outstanding. As of the date of the Annual Report on Form 10-K of which this Exhibit 4.14 is a part, we had repurchased or received documentation of the transfer of 49,993 Put Shares and 4,472 of the Put Shares continued to be held in the name of the Put Holders. We cannot determine at this time what portion of the Put Rights of the remaining 95,494 Put Shares have terminated.

Certain Anti-Takeover Provisions of Our Certificate Incorporation and Bylaws

The following is a summary of certain provisions of our Certificate of Incorporation and Bylaws that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or management of Idera. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to our Board.

Undesignated Preferred Stock

Our Certificate of Incorporation authorizes our Board to issue shares of preferred stock and set the voting powers, designations, preferences, and other rights related to that preferred stock without stockholder approval. Any such designation and issuance of shares of preferred stock could delay, defer or prevent any attempt to acquire or control us.

Staggered Board

Our Certificate of Incorporation and Bylaws provide for the division of our Board into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the Board could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal this provision.

Vacancies on the Board of Directors; Removal of Directors

Our Certificate of Incorporation and our Bylaws provide that, subject to any rights of holders of our preferred stock, any vacancies in our Board for any reason will be filled only by a majority of our directors remaining in office, and directors so elected will hold office until the next election of directors. The inability of our stockholders to fill vacancies on the Board may make it more difficult to change the composition of our Board. Additionally, our Certificate of Incorporation and Bylaws provide that a director may be removed from office by our stockholders only for cause and by the affirmative vote of at least two-thirds of our outstanding voting stock. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal these provisions.

Cumulative Voting

Our Certificate of Incorporation and Bylaws do not provide for cumulative voting. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. As a result, subject to the voting rights, of which there currently are none, of any outstanding preferred stock, persons who hold more than 50% of the outstanding common stock entitled to elect members of our Board can elect all of the directors who are up for election in a particular year.

Business Combinations

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that such person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our Board, the business combination is approved by our Board and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which such person became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

No Stockholder Action by Written Consent; Special Meeting of Stockholders

Our Certificate of Incorporation and our Bylaws provide do not provide for action by written consent, which may require our stockholders to wait for a regularly scheduled annual meeting to change the composition of our Board. Our Certificate of Incorporation and our Bylaws also provide that special meetings of our stockholders may be called only by a majority of the Board or by our chief executive officer or, if the office the chief executive officer is vacant, our president. In no event may our stockholders call a special meeting of stockholders. Our Certificate of Incorporation and Bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal these provisions.

Advance Notification of Stockholder Nominations and Proposals

Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.